As filed with the Securities and Exchange Commission on June 25, 2012

1933 Act File No. 333-178548

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

(Check Appropriate Box or Boxes)

☐    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.
☑	Post-Effective Amendment No. 1

HMS INCOME FUND, INC.

(Exact Name of Registrant as Specified in Charter)

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

Registrant’s Telephone Number, Including Area Code: (888) 220-6121

Charles N. Hazen

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Name and Address (Number, Street, City, State, Zip Code) of Agent For Service

COPIES TO:

John A. Good, Esq.

Bass, Berry & Sims PLC

100 Peabody Place, Suite 900

Memphis, Tennessee 38103-3672

Tel: (901) 543-5901

Fax: (888) 543-4644

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	150,000,000 shares	$10.00	$1,500,000,000	$171,900(2)

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

(2) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-178548) of HMS Income Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not change the final prospectus filed pursuant to Rule 497 under the Securities Act on June 11, 2012. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements of HMS Income Fund, Inc. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2)	Exhibits

(a)(1)	Articles of Incorporation of the Registrant(1)

(a)(2)	Articles of Amendment and Restatement(3)

(b)	Bylaws of the Registrant(3)

(c)	Not applicable

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Distribution Reinvestment Plan(3)

(f)	Not applicable

(g)(1)	Investment Advisory and Administrative Services Agreement by and between the Registrant and the Adviser(3)

(g)(2)	Investment Sub-Advisory Agreement by and among the Registrant, the Adviser, the Sub-Adviser and Main Street Capital Corporation(3)

(h)(1)	Dealer Manager Agreement with Hines Securities, Inc.(3)

(h)(2)	Form of Selected Dealer Agreement(2)

(i)	Not applicable

(j)	Custody Agreement(3)

(k)(1)	Conditional Fee Waiver Agreement(3)

(k)(2)	Loan and Security Agreement by and between HMS Income LLC and Main Street Capital Corporation(1)

(k)(3)	Agreement and Plan of Merger(3)

(k)(4)	Credit Agreement with Capital One, National Association(3)

(k)(5)	Form of Indemnification Agreement by and between Registrant and each of its Affiliated Directors and Officers(3)

(k)(6)	Form of Indemnification Agreement by and between Registrant and each of its Independent Directors(3)

(k)(7)	Escrow Agreement

(l)	Opinion of Venable LLP(4)

(m)	Not applicable

(n)(1)	Consent of Venable LLP (incorporated by reference to Exhibit l hereto)(4)

(n)(2)	Consent of Independent Registered Public Accounting Firm(3)

(n)(3)	Consent of John O. Niemann, Jr.(2)

(n)(4)	Consent of Peter Shaper(2)

(n)(5)	Consent of Phil D. Wedemeyer(2)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Code of Ethics of the Registrant(3)

(r)(2)	Code of Ethics of HMS Adviser LP(3)

(r)(3)	Code of Ethics of Main Street Capital Corporation and Main Street Capital Partners, LLC(3)

(r)(4)	Code of Ethics of Hines Securities, Inc.(3)

(1)	Previously filed as part of the Registrant’s Registration Statement on Form N-2, filed with the SEC on December 16, 2011.
(2)	Previously filed as part of the Registrant’s pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed with the SEC on April 30, 2012.
(3)	Previously filed as part of the Registrant’s pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012.
(4)	Previously filed as part of the Registrant’s pre-effective Amendment No. 4 to the Registration Statement on Form N-2, filed with the SEC on June 4, 2012.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$171,900

FINRA filing fee	$75,500

Printing and mailing expenses	$6,000,000

Blue sky filing fees and expenses	$500,000

Legal fees and expenses	$4,500,000

Accounting fees and expenses	$1,400,000

Transfer agent fees	$2,460,625

Advertising and sales literature	$3,000,000

Due diligence expenses	$3,750,000

Adviser Personnel Salaries	$391,975

Bank and other Administrative Expenses	$250,000

Total	$22,500,000

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

As of immediately prior to this offering, the Hines Investor owns 75% of our outstanding common stock and an unaffiliated investor own 25% of our outstanding common stock. Following the completion of this offering, the share ownership position in us of the Hines Investor and such unaffiliated investor is expected to represent less than 1% of our outstanding common stock.

See “Management,” “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at June 25, 2012.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	2

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and any other person or entity affiliated with it. However, in accordance with guidelines adopted by the North American Securities Administrators Association, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of our Company, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser, or an interested director of the Company, or was not the result of gross negligence or misconduct by an independent director of the Company and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Sub-Adviser and Main Street will indemnify us for losses or damages arising out of their respective misfeasance, bad faith, gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations under the Sub-Advisory Agreement or the violation of applicable law or the breach of any representation in the Sub-Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered or sold as to indemnification for violations of securities laws.

We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Advisory and Administrative Services Agreement.”

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder will be maintained at the offices of:

(1)	the Registrant, 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118;

(2)	the Transfer Agent, DST Systems Inc., 333 W. 11th St. Kansas City, MO 64105;

(3)	the Custodian, Amegy Bank National Association, 1221 McKinney Street, Houston, TX 77010; and

(4)	the Investment Adviser, 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)	To suspend the offering of shares until the prospectus is amended if:

(i)	subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or

(ii)	our net asset value increases to an amount greater than our net proceeds as stated in the prospectus.

(2)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(4)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, and State of Texas, on the 25th of June, 2012.

HMS INCOME FUND, INC.

By:	/s/ Ryan T. Sims
Name: Title:	Ryan T. Sims Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Charles N. Hazen	Chairman and Chief Executive Officer (Principal Executive Officer)	June 25, 2012

/s/ Ryan T. Sims Ryan T. Sims	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 25, 2012

* Vincent D. Foster	Director	June 25, 2012

* Peter Shaper	Director	June 25, 2012

* Phil D. Wedemeyer	Director	June 25, 2012

* John O. Niemann, Jr.	Director	June 25, 2012

*By:	/s/ Ryan T. Sims
Ryan T. Sims, as Attorney-in-fact